MAIL STOP 3561

August 9, 2005

Sara Preston, President
Bella Trading Company, Inc.
945 E. 10th Ave.
Bloomfield, CO 80020

      Re:	Bella Trading Company, Inc.
      	Amendment No. 2 to Registration Statement on
      Form SB-2
      	Filed June 13, 2005
      File No.: 333-121034

Dear Ms. Preston:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your next amendment filed on EDGAR, please include page numbers.

Registration Statement Cover Page

2. We note your response to comment one of our letter dated March
11,
2005 that you will rely upon Rule 416 to cover any additional shares that will result from a stock split. Please advise how Rule 416(a)
of Regulation C applies to your securities. If paragraph (a) of the rule does not apply, it would appear that you have to amend the registration statement prior to the offering of such additional securities as required by paragraph (b) of the Rule. Please see Rule
416(b) of Regulation C of the Securities Act of 1933.

Prospectus Summary

3. We note that all of your products are "imported from Nepal."
Please revise to reconcile that with your disclosure in the business section.

Risk Factors

4. We reissue comment three. The disclosure in the MD&A section indicates that you will not be "listed on the OTC Bulletin Board" until "four months after [the] date of this prospectus." The cover page appears to indicate the offering will end before the four month anniversary of this offering.

5. We note your response to comment two. The EDGAR version of your registration statement does not distinguish between the subheadings and narratives. Please revise accordingly.

6. We note your response to comment six. Please revise the subheading of risk factor six to include the fact that your auditors have a "substantial doubt" as to your ability to continue as a going concern.

7. We note your response to comment seven and reissue the comment. If the listed items encompass material risks, please revise to discuss each as a separate risk factor or relocate the disclosure to the appropriate section of your prospectus.

8. We note your response to comment eight. The risk factor does not appear to have a narrative discussing the risk and effects that would occur should such risk materialize. Please revise to include a narrative to risk factor seven.

Use of Proceeds

9. We note your response to comment 13. It appears your revisions have resulted in an incomplete sentence. Please review the sentence that begins with "Bella`s anticipated marketing expenditures may increase or decrease depending on its level of sales, since additional sales." and revise accordingly.

10. We note the additional disclosure that if you can "increase sales" without increasing marketing efforts, you may "decrease marketing expenditures." If you decide to decrease marketing expenditures, please revise to clarify how doing so will further your business objectives.

Management`s Discussion and Analysis and Plan of Operation

11. We note the additional disclosure regarding your sales for the six months ended March 31, 2005. We note from inception to September
30, 2004 you had gross revenues of $6,800 and from October 1, 2004 to
March 31, 2005 you had gross revenues of $2,920. Please revise to explain the apparent decrease of sales.

12. We note the disclosure of gross profit in terms of the percentage of gross revenues. Please revise to quantify your gross profits for the disclosed periods.

13. We note the additional disclosure that the increase in gross profit as a percent of gross revenues was due to your increase in prices during the Christmas season. Please revise to clarify if you are continuing to charge the "Christmas" prices.

14. We note the following:
* You have used $9,787 in cash for operations since inception.
($3163
+ $6624)
* You have total revenues of approximately $9,720 since inception.
* You paid $9,000 in cost relating to the private placement and current offering.
* Your use of proceeds disclosure indicates that you have paid $18,000 in cost relating to this offering from your private placement.
Revise your disclosure in the use of proceeds section to clarify the portion of the $18,000 offering expense that was paid by private placement funds. In this section, please revise to disclose the amount of cash you netted from your private placement. Also, revise to disclose the amount of cash you have on hand as of the most practicable date and your operating expenses for the disclosed periods and reasons behind such expenses.

15. We note your response to comment 16. In the business section, you have not discussed how you will improve the website. Will you need to hire additional personnel? Is current management able to improve your website on their own? Will current management be the ones undertaking the "mailing" activities and "charity events" visits? Have you already prepared advertising flyers to be used in conjunction with your "mailing lists"? If not, when do you and anticipate preparing such flyers and who will conduct the preparations? Please revise accordingly.

16. Considering your management is engaged in full-time employment elsewhere, please revise to clarify how they will be able to attend and sell your products at craft shows, private showings, and local art studios.

17. Please clarify if management has conducted any research regarding the efforts it would take to have your products "listed in catalogues which cater to small boutique jewelry and accessory consumers." It would appear that having your products listed in a catalogues would be considered a marketing/advertising activity. Please advise.

18. We note your response to comment 19 that if you are not able to obtain additional financing, you will continue to operate in your "present mode." Please revise to disclose your cash requirements for the next 12 months if you were to operate in the "present mode."

Business

19. We note your responses to comments 23 and 24 that your reference to Zales and Whitehall jewelers is appropriate. We reissue the comments. Instead of referencing to national chains, please revise to describe and define your use of the term "contemporary jewelry."

20. We note that there are a substantial number of vendors in Nepal and Thailand which provide traditional ethnic products which are similar to yours. Please revise to clarify if that also applies to your "contemporary jewelry." Also, please substantiate the noted disclosure.

21. We note your response to comment 27. Please revise to explain how your "contemporary" products are designed since it appears they are not designed based on the origin of the product.

22. We note that you could sell through "catalogues." It would appear from your plan of operations disclosure that you are referring to catalogues owned or run by other entities. Please revise to clarify how catalogue orders are structured. Does the catalogue actually allow customers to purchase from you or would they be required to purchase from the catalogue company which then routes the order to you?

23. Please revise to update the date at which you intend to commence sales over the internet.

Executive Compensation

24. We note your response to comment 40. Please revise to clarify if such compensation would just accrue if you are not able to raise a sufficient amount of funds from this offering. If so, clarify if the salary would accrue interest also.

Transactions with Related Parties

25. It is not clear how you were able to use the funds from the private placement to pay both the expenses of this offering and some of your general and administrative expenses. Please revise to clarify.

Offering By Bella

26. We note your response to comment 42. Please review Rule 3a4-1(a)(4)(ii) of the Securities Exchange Act of 1934. If after your review, you continue to assert that you will not rely upon Rule 3a4-1 in conducting this offering, please provide us with a detailed analysis of how your officers are able to conduct this offering without being a registered broker/dealer or relying upon the exemption provided by Rule 3a4-1.

27. We note your response to comment 43. We note you do not have any criteria set for accepting or rejecting subscriptions and you only "anticipate" subscriptions to be accepted within 10 days. We do not understand how you can file a registration statement if you have not set the parameters of the offering. Your Item 508 of Regulation S-B disclosure should outline your plan of distribution. While such outline may be brief, it should be complete. Please revise your disclosure accordingly or advise.

28. We note the additional disclosure that any "subscription may be withdrawn prior to its acceptance by Bella." Please revise to explain how this works. If the "mailbox" rule will govern the acceptance, withdrawal, revocation and rejection of any offers to buy or offers to sell, please revise to explain the mechanics so that investors can fully understand their options.

29. We note your response to comment 44 that you will not use a subscription agreement. Please revise to clarify how purchasers will send you "subscriptions." Please file the document that will evidence a purchaser`s acceptance of your offer to sell.

30. We reissue comment 45. It appears that the company only has available to it $16,000 to pay $18,000 in current and outstanding expenses. Please revise to explain how the available funds will be enough to pay for the current expenses.
Financial Statements, F-2

31. We reviewed your response to our prior comment 49 and noted the restatement of the financial statements. In conjunction with this restatement, provide a note to the financial statements that explains all revisions made, in accordance with paragraph 37 of APB 20. Obtain an updated audit report, as necessary to comply with AICPA Auditing Standards Section 561.06a, with dual dating of the audit report necessary in some circumstances.

Part II

Recent Sales of Unregistered Securities

32. We note your response to comment 48. The comment was seeking revision in Part II of the Registration Statement. Please revise accordingly. Also, please supplementally provide us a copy of the Form D that documents this transaction.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

							Sincerely,



							John Reynolds
      Assistant Director

cc:	William T. Hart, Esq.
	Fax: (303) 839-5414
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Sara Preston, President
Bella Trading Company, Inc.
August 9, 2005
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